August 5, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form S-1 (File No. 333-264964)

To Whom It May Concern:

On May 16, 2022, NHMD Holdings, Inc., a Colorado corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-264964) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement.

Sincerely,

/s/ Nate Steck
Nate Steck
Chief Executive Officer
Nate’s Food Co.